UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update on Private Placement of Series G Debentures

Further to the Form 6-K submitted by Ellomay Capital Ltd. (the “Company”) to the Securities and Exchange Commission on December 3, 2025, announcing a private placement of the Company’s unsecured non-convertible Series G Debentures to Israeli classified investors at a price of NIS 1.05 per NIS 1 principal amount (the “Private Placement”), the Company today announced that it accepted additional undertakings from Israeli classified investors to participate in the Private Placement. The additional undertakings, combined with the undertakings previously reported, amount to an aggregate of NIS 130,000,000 par value of the Series G Debentures. Therefore, the aggregate gross consideration from the Private Placement will be approximately NIS 136.5 million and, following completion of the Private Placement, the aggregate outstanding par value of the Company’s Series G Debentures will be NIS 344,479,000.

The Series G Debentures issued in the Private Placement will have identical terms to the existing Series G Debentures of the Company, including the interest payment due on December 31, 2025. For more information about the Company’s Series G Debentures see “Item 4.A: History and Development of Ellomay” under “Recent Developments” and Exhibit 4.26 under Item 19 of the Company’s Annual Report on Form 20-F, submitted to the Securities and Exchange Commission on April 30, 2025.

The issuance of the Series G Debentures in the Private Placement is subject to the receipt of an approval from the Tel Aviv Stock Exchange for the listing of such Series G Debentures for trading on the Tel Aviv Stock Exchange. Resales of the Series G Debentures issued in the Private Placement will be restricted under applicable securities laws.

The Private Placement will be made to Israeli classified investors only and not to U.S. Persons, pursuant to an exemption provided by Regulation S, promulgated under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Series G Debentures issued in the Private Placement will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

Nothing in this report constitutes an offer to sell or the solicitation of an offer to buy the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the inability to obtain the approvals required for the issuance and the listing of the Series G Debentures issued in the Private Placement for trading on the Tel Aviv Stock Exchange, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, the impact of the war and hostilities in Israel and Gaza, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company, the impact of the continued military conflict between Russia and Ukraine, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: December 4, 2025

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